                                                                      EXHIBIT 12

                       AMERICAN INTERNATIONAL GROUP, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (IN THOUSANDS, EXCEPT RATIOS)

                                                              THREE MONTHS ENDED MARCH 31,
                                                              ----------------------------
                                                                 1998             1997
                                                              -----------      -----------
Income before income taxes..................................  $1,258,806       $1,096,276
Less -- Equity income of less than 50% owned persons........      34,084           25,193
Add -- Dividends from less than 50% owned persons...........       9,447            3,461
                                                              ----------       ----------
                                                               1,234,169        1,074,544
Add --
  Fixed charges.............................................     483,649          449,951
Less --
  Capitalized interest......................................      14,898           11,851
                                                              ----------       ----------
Income before income taxes and fixed charges................  $1,702,920       $1,512,644
                                                              ==========       ==========
Fixed charges:
  Interest costs............................................  $  461,632       $  431,400
  Rent expense*.............................................      22,017           18,551
                                                              ----------       ----------
          Total fixed charges...............................  $  483,649       $  449,951
                                                              ==========       ==========
Ratio of earnings to fixed charges..........................        3.52             3.36

---------------
* The proportion deemed representative of the interest factor.

     The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 5.67 and 5.43 for 1998 and 1997, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.